Exhibit 3.1

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS OF

QEP RESOURCES, INC.

a Delaware corporation

Adopted as of January 11, 2019

Effective as of January 11, 2019, the Amended and Restated Bylaws (the “Bylaws”) of QEP Resources, Inc. (the “Company”), dated October 23, 2017, shall be amended as follows:

1. Section 2.6(A)(2) of the Bylaws is hereby amended by adding the following sentence to the end of Section 2.6(A)(2):

“Notwithstanding anything to the foregoing, with respect to the Company’s 2019 Annual Meeting, to be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company not later than the close of business on March 14, 2019.”